Symbol:  GABC
October 2015
Acquisition of River Valley Bancorp
Filed by German American Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: River Valley Bancorp
Commission Securities Exchange Act File No: 000-
21765

German American

Banking | Insurance | Investments

CAUTIONARY NOTE REGARDING
FORWARD-LOOKING STATEMENTS
This presentation contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of
1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”,
“project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”,
“can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) between German American Bancorp, Inc. (“German American”) and River Valley Bancorp (“River
Valley”), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of German American’s goals, intentions and expectations; statements regarding German American’s business plan and growth strategies; statements regarding the asset quality of
German American’s loan and investment portfolios; and estimates of German American’s risks and future costs and benefits, whether with respect to the Merger or otherwise.
These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of German American and River Valley will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected;
customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory and shareholder approvals, and the ability to complete the Merger on the expected timeframe; the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of German American to complete integration and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the creditworthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like German American’s affiliate bank; continued
availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with German American’s business; and other risks and factors identified in each of German American’s and River Valley’s filings with the Securities and Exchange Commission. Neither German American nor River Valley undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation. In addition, German American’s and
River Valley’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

German American

Banking | Insurance | Investments

ADDITIONAL INFORMATION FOR SHAREHOLDERS
Communications
in
this
presentation
do
not
constitute
an
offer
to
sell
or
the
solicitation
of
an
offer
to
buy
any
securities
or
a
solicitation
of
any
proxy
vote
or
approval.
The
proposed
merger
will
be
submitted
to
the
River
Valley
shareholders
for
their
consideration.
In
connection
with
the
proposed
merger,
German
American
will
file
a
Registration
Statement
on
Form
S-4
with
the
Securities
and
Exchange
Commission
(“SEC”)
that
will
include
a
proxy
statement
of
River
Valley
and
a
prospectus
of
German
American
and
other
relevant
documents
concerning
the
proposed
merger.
SHAREHOLDERS
ARE
URGED
TO
READ
THE
REGISTRATION
STATEMENT
AND
THE
CORRESPONDING
PROXY
STATEMENT/PROSPECTUS
REGARDING
THE
PROPOSED
MERGER
WHEN
IT
BECOMES
AVAILABLE,
AS
WELL
AS
ANY
OTHER
RELEVANT
DOCUMENTS
FILED
WITH
THE
SEC,
TOGETHER
WITH
ALL
AMENDMENTS
AND
SUPPLEMENTS
TO
THOSE
DOCUMENTS,
AS
THEY
WILL
CONTAIN
IMPORTANT
INFORMATION.
You
will
be
able
to
obtain
a
copy
of
the
proxy
statement/prospectus,
as
well
as
other
filings
containing
information
about
German
American
and
River
Valley,
without
charge,
at
the
SEC's
website
(http://www.sec.gov)
or,
for
German
American,
by
accessing
German
American’s
Web
site
(http://www.germanamerican.com)
under
the
tab
“Investor
Relations”
and
then
under
the
heading
“Financial
Information”
and
for
River
Valley,
by
accessing
River
Valley’s
Web
site
(http://www.rvfbank.com)
under
the
tab
“About
Us”
and
then
under
the
heading
“Stock
Price
&
SEC
Filings.”
Copies
of
the
proxy
statement/prospectus
and
the
filings
with
the
Securities
and
Exchange
Commission
that
will
be
incorporated
by
reference
in
the
proxy
statement/prospectus
can
also
be
obtained,
without
charge,
by
directing
a
request
to
Terri
A.
Eckerle,
Shareholder
Relations,
German
American
Bancorp,
Inc.,
711
Main
Street,
Box
810,
Jasper,
Indiana
47546,
telephone
812-482-1314
or
Matthew
P.
Forrester,
President
&
CEO,
River
Valley
Bancorp,
430
Clifty
Drive,
Madison,
Indiana,
47520,
telephone
812-273-4949.
River
Valley
and
its
directors
and
executive
officers
may
be
deemed
to
be
participants
in
the
solicitation
of
proxies
from
the
shareholders
of
River
Valley
in
connection
with
the
proposed
Merger.
Information
about
the
directors
and
executive
officers
of
River
Valley
is
set
forth
in
the
proxy
statement
for
River
Valley’s
2015
annual
meeting
of
shareholders,
as
filed
with
the
SEC
on
a
Schedule
14A
on
March
18,
2015.
Additional
information
regarding
the
interests
of
those
participants
and
other
persons
who
may
be
deemed
participants
in
the
transaction
may
be
obtained
by
reading
the
proxy
statement/prospectus
regarding
the
proposed
merger
when
it
becomes
available.
Free
copies
of
this
document
may
be
obtained
as
described
in
the
preceding
paragraph.

German American

Banking | Insurance | Investments

Transaction Highlights
4
•
Meaningful addition to GABC franchise:
–
Further solidifies GABC’s position as the premier Southern Indiana community banking franchise
–
Facilitates GABC’s presence in three distinct markets located in the vibrant Southeast Indiana market area:
1.
Adds 5 banking offices in the rapidly growing Indiana portion of the Louisville MSA
(Floyd & Clark Counties)
2.
Rounds out GABC’s presence in markets adjacent to the Columbus, IN MSA
(Jackson & Jennings Counties)
3.
Provides a dominant share position in the Madison, IN market (Jefferson County)
–
Strong performer with similar culture and banking mentalities
–
Ability to cross-sell GABC products and services across RIVR customer base
–
Addition of Matt Forrester, President & CEO & Anthony Brandon, Executive Vice President as
senior
executives
to
help
lead
GABC’s
Southeast
Indiana
banking
expansion
•
Financially Compelling:
–
Approximately
8.0%
accretive
to
first
full
year
EPS
(1)
–
Approximately
4.3%
dilutive
to
TBV
at
closing
with
an
earn
back
period
of
3.4
years
(2)
–
Pro forma tangible common equity / tangible assets >9% at close leaves GABC well positioned for continued organic growth and/or other acquisition opportunities
1)
Excludes one-time merger costs and projected interest rate mark amortization adjustments.  Assumes 100% phase-in of projected cost savings
2)
Tangible book value per share earn back period defined as the number of years for pro forma tangible book value per share to exceed projected standalone tangible book value per share (“crossover”)

German American

Banking | Insurance | Investments

Transaction Overview
5
•
GABC to acquire 100% of RIVR.  River Valley Financial Bank will be merged with and into GABC’s banking subsidiary, German American Bancorp
•
30% cash / 70% stock mix –
RIVR pro forma ownership of approximately 13%
•
Each shareholder will receive $9.90 in cash and 0.770 shares of GABC common stock
Structure /
Consideration
Purchase
Price
Board / Management
Other Terms
Approvals / Timing
•
$83.5 million
(1)
•
Deal value / tangible book value of 151%
•
Deal value / LTM Earnings of 14.9x
•
GABC will add one RIVR Director to its Board of Directors & appoint the remaining independent RIVR directors to a regional advisory board
•
Matt Forrester & Anthony Brandon to continue employment with GABC
•
RIVR shall have a minimum net worth at closing with any shortfall deducted from the cash consideration
•
Termination fee of $3.2 million (approximately 4% of deal value)
•
Customary regulatory approvals and shareholder approval by RIVR
•
Estimated close in early 2016
1)
Based on GABC’s 20-day weighted average volume price of $30.02 as of October 22, 2015

Crawfordsville
Noblesville
New Castle
Newport
Carmel
Brownsburg
Indianapolis
Centerville
Plainfield
Greencastle
Paris
Greenwood
Rushville
Mooresville
Terre Haute
Franklin
Martinsville
Greensburg
Prairieton
Spencer
Columbus
Jackson Hill
Linton
Robinson
Busseron
Odon
Mitchell
Hoosier National Forest
Salem
Paoli
Pleasant
Scottsburg
Charlestown
Mount Carmel
La Grange
New Albany
Jeffersonville
Louisville
Huntingburg
Haubstadt
Dale
Pleasure Ridge Park
Shelbyville
Valley Station
Lawrenceburg
Fort Knox
Henderson
Owensboro
Cloverport
Bardstown
Elizabethtown
Lebanon
Magnolia
GABC (37)
RIVR (14)¹

German American

Banking | Insurance | Investments

Overview of River Valley Bancorp
Financial Highlights ($M)
Pro Forma Branch Map
Source: SNL Financial
(1)
RIVR footprint excludes administrative and facility offices located at 216 N State St., North Vernon, IN 47265 and 401 E
Main St., Madison, IN 47250
6
2011
2012
2013
2014
YTD 9/30
CAGR
Balance Sheet ($M)
Total Assets
407
473
483
509
514
6.4%
Total Net Loans
253
306
317
332
330
7.3%
Total Deposits
305
384
395
397
401
7.5%
Tang. Common Equity
28
30
29
52
55
20.0%
TCE / TA (%)
6.9
6.4
6.0
10.3
10.7
Profitability (%)
Net Income Avail. to Cmn.
1.4
3.7
4.1
4.4
4.3
45.3%
ROAA
0.45
0.96
0.92
0.96
1.11
ROAE
5.41
11.72
12.69
10.30
10.50
Efficiency Ratio
68.8
68.9
66.1
68.7
65.8
Per Share Data ($)
Tang. Book Value Per Share
18.39
19.67
18.82
20.77
21.94
4.8%
Earnings Per Share
0.93
2.40
2.66
2.20
1.70
26.8%

German American

Banking | Insurance | Investments

Due Diligence Summary
7
•
Comprehensive due diligence process
•
In-depth, three day review of credit files,
underwriting methodology and policy
•
$168 million or approximately 50% of loan
portfolio reviewed and 100% of all non
performing assets reviewed
•
Detailed review of expenses on a line item
basis
Modeling Assumptions
•
Estimated loan mark of $8.7 million ($4.9
million net of reserves)
•
Assumes 27% cost savings, 75% phased-in
in 2016 and 100% thereafter
•
Pro forma earnings adjusted to reflect a
moderate amount of net interest income
compression
•
After-tax, one-time buyer and seller combined
merger
charges
are
estimated
at
$5.2
million
Due Diligence Highlights

Summary Highlights
•
Further solidifies GABC’s position as the premier Southern Indiana community banking franchise
•
Facilitates GABC’s presence in three distinct markets located in the vibrant Southeast Indiana market area:
1.
Indiana portion of the Louisville MSA
2.
Markets adjacent to the Columbus, IN MSA
3.
Dominant market position in Madison, IN
•
Pro forma total assets of $2.8 billion
•
Financially compelling:
–
Approximately
8.0%
accretive
to
EPS
in
the
first
full
year
(1)
–
Modest
TBV
dilution
with
a
3.4
year
earn
back
(crossover
method)
(2)
•
Strong pro forma capital levels with flexibility to continue organic growth and future acquisitions
8
1)
Excludes one-time merger costs and projected interest rate mark amortization adjustments.  Assumes 100% phase-in of projected cost savings
2)
Tangible book value per share earn back period defined as the number of years for pro forma tangible book value per share to exceed projected standalone tangible book value per share (“crossover”)